Exhibit (i)

                           DYKEMA GOSSETT PLLC
                          400 Renaissance Center
                            Detroit, MI 48243

                            October 17, 2003

Board of Trustees
Lindner Investments
580 Lake Cook Road, Suite 381
Deerfield, MI 600615

                  Re:   Shares of Beneficial Interest

Gentlemen:

     Lindner Investments, a Massachusetts business trust (the "Trust") has registered under the Securities Act of 1933, as amended (the "1933 Act"), an indefinite number of shares of beneficial interest, as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Trust proposes to file Post-Effective Amendment No. 30 to its Registration Statement on Form N-1A (the "Post-Effective Amendment") as required by Section 10(a)(3) of the 1933 Act with respect to certain units of beneficial interest of the Trust (the "Shares").

     We have examined the Trust's Declaration of Trust on file with the Secretary of the Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of the Trust's Bylaws and such other documents and records as we have deemed necessary for the purpose of this opinion.

     Based on the foregoing, we are of the opinion that the issue and sale of the authorized but unissued shares of beneficial interest in the Series have been duly authorized under Massachusetts law and by the Board of Trustees of the Trust. Upon the original issue and sale of the Trust's authorized and unissued shares and upon receipt of the full consideration therefor in an amount not less than the net asset value of the shares established and in force at the time of their sale, the Shares will be validly issued, fully-paid and non-assessable.

     Lindner Investments is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust for Lindner Investments provides for indemnification out of the property of a particular series of shares for all loss and expense of any shareholder of that series that is held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.
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     We understand that this opinion is to be used in connection with the filing of the Post-Effective Amendment. We consent to the filing of this opinion with and as an exhibit to the Post-Effective Amendment.

                                                         Very truly yours,

                                                         DYKEMA GOSSETT PLLC

                                                         /S/ DYKEMA GOSSETT PLLC

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